Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
URON INC.

The undersigned, Chief Financial Officer of URON Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Corporation’s board of directors, pursuant to the provisions of the Minnesota Business Corporation Act.

1.	The name of the Corporation is: URON Inc.

2.	Article 1 of the Corporation’s Amended and Restated Articles of Incorporation is amended to read in its entirety as follows:

“ARTICLE 1
NAME

The name of this corporation is Western Capital Resources, Inc.”

3.	This amendment has been adopted pursuant to Chapter 302A of the Minnesota Statutes, also called the Minnesota Business Corporation Act.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand effective this 22nd day of July, 2008.

By:	/s/ Steve Staehr

Steve Staehr, Chief Financial Officer